UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Director/PDMR Shareholdings.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement related to Director/PDMR Shareholding dated May 14, 2010.
1.2	Regulatory announcement related to Director/PDMR Shareholding dated May 14, 2010.
1.3	Regulatory announcement related to Director/PDMR Shareholding dated May 14, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 14, 2010	By: /s/ Brett Gladden

Brett Gladden Company Secretary

Exhibit 1.1

News Release

Director/PDMR Shareholding

RNS Number : 9488L
CSR plc
14 May 2010

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the acquisition and disposal of ordinary shares of the Company

The Company announces that on 10 May 2010, Mr Ahmet Alpdemir, Senior Vice President of the Automotive and PND Business Unit acquired 3,261 ordinary shares in the Company following the automatic vesting of RSU's pursuant to the terms of grant. In accordance with the conditions attaching to the vesting, 1,204 ordinary shares were sold at a price of £4.2214 per share in order to satisfy the tax liability arising on vesting. Following the disposal, Mr Alpdemir holds 12,404 ordinary shares in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Exhibit 1.2

News Release

Director/PDMR Shareholding

RNS Number : 9492L
CSR plc
14 May 2010

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the acquisition and disposal of ordinary shares of the Company

The Company announces that on 10 May 2010, Mr John Quigley, Senior Vice President, Execution Management, acquired 3,557 ordinary shares in the Company and his former spouse acquired 889 ordinary shares in the Company following the automatic vesting of 4,446 RSU's held by Mr Quigley pursuant to the original terms of grant. In order to comply with the terms of a property settlement issued by the Superior Court of California, the shares issuable on vesting of Mr Quigley's RSU's were delivered by the Company to Mr Quigley and his former spouse in this manner.

In accordance with the conditions attaching to the vesting, 1,313 ordinary shares were sold on behalf of Mr Quigley at a price of £4.2214 per share in order to satisfy the tax liability arising on vesting. Following the disposal, Mr Quigley holds 11,458 ordinary shares in the Company.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Exhibit 1.3

News Release

Director/PDMR Shareholding

RNS Number : 9486L
CSR plc
14 May 2010

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the acquisition and disposal of ordinary shares of the Company

The Company announces that on 10 May 2010, Mr Adam Dolinko, General Legal Counsel, acquired 3,261 ordinary shares in the Company following the automatic vesting of RSU's pursuant to the terms of grant. In accordance with the conditions attaching to the vesting, 1,204 ordinary shares were sold at a price of £4.2214 per share in order to satisfy the tax liability arising on vesting. Following the disposal, Mr Dolinko holds 16,423 ordinary shares in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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